May 23, 2011	Joy S. Newborg
Direct Tel: (612) 604-6713
Direct Fax: (612) 604-6913
JNewborg@winthrop.com
VIA EDGAR and FEDERAL EXPRESS
Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549-3010
Attention: Ms. Sonia Barros
                   Ms. Sandra B. Hunter

RE:	INREIT Real Estate Investment Trust
Amendment No. 1 to Form 10-12G
Filed April 25, 2011
File No. 000-54295
Ms. Barros and Ms. Hunter:
On behalf of INREIT Real Estate Investment Trust, a North Dakota real estate investment trust (the “Trust”), this letter is to respond to the Staff’s comments presented in the letter dated May 9, 2011. For the Staff’s convenience, each of the Responses is preceded by the related Staff Comment.

General

Comment 1.	Please note that response letters must be signed by the Company and must include the representations in the bullet points at the bottom of this letter.

Response 1.
The response letter has been signed by the Trust, and the Trust provides the requested written representations regarding this response letter and the previously filed response letter dated April 25, 2011.

Item 2. Financial Information, page 57

Comment 2.	We note that you have removed your disclosure regarding net operating income. Please tell us if management views NOI as a key performance indicator.

Response 2.
Management does not view NOI for the Trust taken as a whole to be a meaningful performance measurement. The Trust does, however, view NOI as a key performance indicator for individual properties. It uses NOI (which it defines as GAAP Net Income plus depreciation, amortization, and interest expense) to measure the performance of each individual property on an annual basis. The historical NOI is divided by the total investment in the property to determine the property’s CAP rate. On a quarterly basis, the Advisor and the Board of Trustees monitor the CAP rates of investment properties that have been held for a minimum of one year to determine whether or not each property meets the Trust’s investment objectives.

Securities and Exchange Commission
May 23, 2011

Funds from Operations, page 69

Comment 3.
Based on the revisions in response to our prior comment 9, we note you are adding back noncontrolling interests in its entirety, which does not appear to be consistent with the NAREIT definition of FFO. To the extent you intend to present FFO as defined by NAREIT, please revise to only reflect the noncontrolling interests’ share of adjustments to convert net income to FFO. Otherwise, you should revise your disclosure to clarify that this is an adjusted FFO measure. Please note any adjusted measures should be reconciled from net income and FFO as defined by NAREIT and should have clarifying language on how the adjusted measure is useful.

Response 3.
The disclosure will be revised in the next amendment to the Form 10 regarding Funds from Operations to exclude the noncontrolling interest in consolidated real estate entities from the Trust’s calculation and reconciliation of GAAP Net Income to FFO. See “Exhibit A” for the table to be included in the next amendment filed with respect to the Form 10.

In addition, the following paragraph will be added to the disclosure:

“Because of limitations of the Funds From Operation (FFO) definition adopted by NAREIT, we have made interpretations in applying the definition. We believe that all such interpretations not specifically provided for in the NAREIT definition are consistent with the definition.”

Further, the below paragraph will be revised as indicated by the underlined language:

“FFO applicable to common shares and limited partnership units for the year ended December 31, 2010 increased to $14.24 million, compared to $12.68 million and $8.72 million respectively for the years ended December 31, 2009 and 2008. The increase in FFO was mostly due to the properties acquired during 2010 and late 2009.”

Item 3. Properties, page 71

Comment 4.
We note your response to comment 13 of our letter dated April 6, 2011 in which you have revised your disclosure to indicate that 46% of your commercial leases as of December 31, 2010 contain step-up clauses. Please revise your disclosure to provide a range of the escalation.

Response 4.
The disclosure will be revised in the next amendment to the Form 10 to provide a range of the annual escalations in the commercial leases as of December 31, 2010. In particular, the following language will be added:

“Approximately 46.0% of our existing leases as of December 31, 2010 contain “step up” rental clauses that provide for annual increases in the base rental payments of approximately 1.0% to 3.0% each year during the term of the lease.”

Comment 5.
We note your response to comment 19 in which you have revised your disclosure to include capitalization rates for material acquisitions and dispositions of your properties. We further note that you calculate capitalization rates for acquisitions using the projected net operating income divided by the investment. Please revise your disclosure to describe the assumptions regarding future occupancy, rents or expenses that you used in determining projected NOI. For example, please describe what percentage of your NOI is based on in-place leases at the time you acquired the property and whether you made assumptions that go beyond in-place leases.

Securities and Exchange Commission
May 23, 2011

Response 5.	This section will be revised in the next amendment to the Form 10 to describe the assumptions used in determining projected NOI by adding the following paragraph:

“We use historical occupancy, rental income, and expenses to calculate projected net operating income for potential investment properties. For commercial properties, assumptions regarding rental income and expenses are based on the terms of the in-place leases and available historical financial information which is then used to generate projected net operating income. We require all commercial properties to have long-term leases in place before consideration is given for possible acquisition. For multifamily properties, we make various assumptions about future rents, occupancy levels, and expenses based on historical financial information and our assessment of the property’s future potential. Numerous estimates and assumptions are necessary to generate projected net operating income for potential commercial and multifamily acquisitions, and there is no guarantee that actual net operating income will equal projected net operating income.”

Item 6._Executive Compensation, page 94

Comment 6.
We note your response to comment 31 of our letter dated April 6, 2011 in which you have revised your disclosure to provide the amount each trustee was paid for attending meetings during the year ended December 31, 2010. We note you indicate that you compensate the Chairman of the Board $1,200 for each meeting the Chairman chairs and that you pay your independent trustees $800 for each meeting. We further note that you indicate Mr. Strinden, the Chairman of the Board, was compensated $4,400 and that Mr. Furness was compensated $3,600. For clarification, please tell us how these amounts were determined.

Response 6.
Earl Strinden was paid $800 for attending one Board meeting prior to becoming the Chairman, and $3,600 for chairing 3 Board meetings (at $1200 per meeting).

Bruce Furness was paid $2,400 for attending three Board meetings (at $800 per meeting) and $1200 for chairing one Board meeting.

Item 7. Certain Relationships and Related Transactions and Trustee Independence, page 97
Rental Agreements, page 99

Comment 7.
We note your response to comment 39 of our letter dated April 6, 2011 in which you indicate that you have revised the disclosure to indicate that Mr. Gisi is responsible, as the lessee, for the master lease of the Gate City Office building. We further note that the disclosure in the registration statement has not been revised as indicated. We therefore reissue our prior comment. We note you indicate that “Mr. Gisi is also responsible for the master lease of the Gate City Office building.” Please revise to clarify.

Response 7.
The disclosure will be revised in the next amendment to the Form 10 as follows:

“In addition, Mr. Gisi represents EMG Group who is responsible, as the lessee, for the master lease of the Gate City Office building in Grand Forks, North Dakota. Under the master lease, EMG Group can sublease space under independent leases.”

Purchase of Properties, page 100

Comment 8.
We note your response to comment 40 of our letter dated April 6, 2011 in which you identify the entity as France Edina Property, LLP. We further note you indicate that France Edina Property, LLP is affiliated with Mr. Regan, Mr. Wieland, Mr. Lian and Mr. Echtenkamp. Please revise your disclosure to describe these affiliations.

Response 8.
The disclosure will be revised in the next amendment to the Form 10 as follows:

“In 2009, we purchased a commercial office building in Edina, MN from France Edina Property, LLP. The partners of France Edina Property, LLP include, but are not limited to, Kenneth Regan, James Wieland, Dale Lian and James Echtenkamp, all of whom are governors of our Advisor. Prior to the sale of the building to us, each of their ownership percentages in the building were 13.3%, 6.3%, 1.47% and 19%, respectively. The approximate purchase price was $13,100,000.”

Securities and Exchange Commission
May 23, 2011

Item 10. Recent Sales of Unregistered Securities, page 102

Comment 9.
We note your response to comment 42 of our letter dated April 6, 2011. Please provide us additional details of the offering you discuss in your response, including the total number of shares offered, the number of shares sold, the number of shareholders who purchased shares and the price at which the shares were sold. Please also tell us the amount of shares that were sold that did not qualify for a valid exemption under the Securities Act. Please provide us an analysis of your compliance with Section 5 of the Securities Act and consider revising your disclosure in the Form 10 to include a risk factor discussing possible rescission risks associated with the sale of shares in violation of Section 5. We may have further comments.

Response 9.
Between January 1, 2008 and January 25, 2011, the Trust conducted an offering to North Dakota residents of up to 2,000,000 of its common shares at $14.00 per share ($12.88 per share for insiders); and at $10.45 per share (January 2008) and $13.30 per share (February 1, 2008 — January 25, 2011) for shares sold in connection with dividend reinvestments by North Dakota residents. The Trust registered this offering with the State of North Dakota Securities Department and relied upon the federal exemption stated in Section 3(a)(11) of the Securities Act of 1933, as amended, and Rule 147 promulgated thereunder. Under this offering, the Trust sold 1,622,587.863 common shares to 613 North Dakota residents.

During this same period, the Trust also sold 417,514..56 common shares to 214 non-residents and 11,287.815 shares to 6 North Dakota residents under separate sales and issuances. Such purchases were the result of: (1) original sales to a single North Dakota IRA Custodian, who the Trust believed was a North Dakota resident for purposes of complying with the intrastate offering exemption, (2) sales of repurchased shares, (3) dividend reinvestments by non-resident shareholders and (4) conversions of limited partnership units into common shares by non-residents. Except for sales of repurchased shares, the purchase prices were identical to that of the intrastate offering. Exemptions relied upon for such sales included Section 3(a)(11) and Rule 147 and Section 4(2). Sales to non-residents were made on advice received from a governor of the Advisor who had significant experience in the securities industry.

The sales of repurchased shares involved shares the Trust previously repurchased from its North Dakota shareholders held for at least nine months in order to comply with the intrastate exemption requirements. The shares were sold at $11.00 per share (or $10.23 per share for insiders) (January 2008) and $14.00 per share (or $12.88 per share for insiders) (February 1, 2008 — January 25, 2011) .

Item 10 will be revised in the next amendment to the Form 10 to include the exemptions relied on as indicated above.
The following risk factor will also be included in the next amendment to the Form 10:
“If we are unable to rely on the securities exemptions we relied on for past sales of our common shares, we may be subject to regulatory action and required to conduct rescission offers, which could require significant capital.
From January 2008 to January 25, 2011, we previously sold and issued common shares in offerings, in dividend reinvestment transactions and upon conversions of limited partnership units into common shares. In such issuances and sales of our common shares, we relied on various securities exemptions from the registration requirements under the 1933 Act and applicable state laws, or in reliance on the registration with the North Dakota Securities Division. If it is determined that appropriate securities exemptions were not available for, or the registration did not cover, such issuances and sales, the issuances or sales could be deemed to have been made in violation of the 1933 Act and applicable state securities laws. If this occurs, regulatory actions or proceedings be could commenced and we could be required to rescind or unwind such sales, and the amount to complete requested rescissions could be significant.”

Securities and Exchange Commission
May 23, 2011

Financial Statements
Notes to Consolidated Financial Statements
Note 2 — Principal Activity and Significant Accounting Policies

Comment 10.
In your response to comment 49, you indicate that you have consolidated Marketplace Investors, LLC due to your ability to influence control over the activities of this entity under ASC 323-10. This is not a basis for consolidation under ASC 810. Please tell us what rights you hold that would give you a controlling financial interest under ASC 810-10-15 paragraphs 8-10.

Response 10.
The Trust has evaluated the criteria of ASC 810-10-15, paragraphs 8-10, and notes that paragraph 8 indicates “the usual condition for a controlling financial interest is ownership of a majority voting interest and, therefore, as a general rule ownership by one reporting entity, directly or indirectly, of more than 50 percent of the outstanding voting shares of another entity is a condition pointing toward consolidation.”

The Trust’s ownership interest in Marketplace Investors represents 50 percent of the membership units and 50 percent of the voting interest. To clarify the previous response to comment 49, the Trust has proportionally consolidated its investment in Marketplace Investors as further detailed in response to Comment 11 below.

In addition, the Trust evaluated paragraphs 9 and 10 of ASC 810-10-15. As further discussed below in response to Comment 11, the Trust does not believe its investment in Marketplace Investors qualifies as a variable interest entity, but is more appropriately presented as prescribed by ASC 970-870-45-1.

Comment 11.
We note your response to prior comment 50 in which you have conveyed to us your use of the proportionate consolidation method to account for tenancy in common interests such as you have with Grand Forks Marketplace Retail Center and Marketplace Investors, LLC. Please provide us with your analysis that shows how you met each of the required conditions under Accounting Standards Codification 970-810-45-1 in order to utilize this accounting treatment and expand your disclosure to enhance a reader’s understanding of how you account for these investments.

Response 11.
For the Trust’s tenant in common agreement property that is proportionately consolidated, the Trust evaluated the criteria required under ASC 970-810-45-1. Below, the Trust provides its analysis (in italics) responding to each of the five required criteria.

ASC 970-870-45-1 provides that an investment in real property may be presented by recording the undivided interest in the assets, liabilities, revenue, and expenses of the venture if all of the following conditions are met:

a. The real property is owned by undivided interests. Yes, the Marketplace tenant in common agreement outlines that the real property is owned by proportional tenant in common interests. The properties are under an arrangement in which two or more parties jointly own the property, and title is held individually to the extent of each party’s interest.
b. The approval of two or more of the owners is not required for decisions regarding the financing, development, sale, or operations of real estate owned. Yes, approval of the other owners is not required to finance, develop, sell, or operate the real estate. As an example, one tenant in common in the Grand Forks Marketplace Retail Center recently made a decision regarding the operation of its portion of the property without consulting the Trust. This is permissible as outlined in the tenant in common agreement, and highlights that its arrangements meet this criteria.

Securities and Exchange Commission
May 23, 2011

c. Each investor is entitled to only its pro rata share of income. Yes, as outlined in the tenant in common agreement, the Trust is only entitled to its pro-rata share of income.
d. Each investor is responsible to pay only its pro rata share of expenses. Yes, as outlined in the tenant in common agreement, the Trust is only obligated to pay its pro-rata share of expenses.
e. Each investor is severally liable only for indebtedness it incurs in connection with its interest in the property. Yes, the Trust is only liable for the indebtedness that it has incurred in connection with its interest in the property.

Because the Trust meets all five conditions as to the Marketplace property required by ASC 970-810-45-1, the Trust has presented its investment in this property on a proportional basis.
Note 16 — Related Party Transactions

Comment 12.
We note in your response to prior comment 56 that you capitalized a portion of the acquisition costs that you have characterized as a financing coordination fee. Please specify to which acquisitions this financing coordination fee relates as well as describe the nature and terms of the financing arrangements entered into in contemplation of the transaction. Clarify why payments made to INRE1T Management LLC for acquiring properties are not expensed in accordance with ASC 805-10-25-23. Lastly, your footnote should be revised to specify how you account for the various items classified as acquisition fees and where these amounts are located in your audited financial statements.

Response 12.
The Trust has capitalized 1.5% of the loan value for each financing transaction that was completed in 2008 through 2010. The Advisor is responsible for obtaining suitable financing for a project at the time of acquisition, and has access to avenues to place debt on a property. The Advisory Agreement currently requires the Trust to compensate the Advisor 1.5% of the loan value related to the financing of a project.

Regarding payments made to the Advisor during 2010, the Trust wishes to revise the last paragraph of its prior response to Comment 56 as follows:

“During 2010, we paid $937,842 to INREIT Management, LLC for fees, of which $397,299 was expensed as acquisition expenses on the statement of operations. The remaining amount included $397,299, which was capitalized as a financing coordination fee, and $143,244, which was capitalized for the acquisition of a completed multifamily construction project.”

The $143,244 that was capitalized related to fees paid to the Advisor for the successful completion of a construction project and not the “acquisition” of a property. Because this was a constructed property, the Trust believes it was appropriate to capitalize costs of construction in accordance with ASC 360-10-30.

Securities and Exchange Commission
May 23, 2011

In addition, Note 17, Acquisition Fees, of the financial statements will be revised in the next amendment to the Form 10 as indicated by the underlined language:

“Acquisition Fees

During 2010, 2009 and 2008, INREIT incurred $937,842, $1,355,848 and $3,283,900, respectively, to INREIT Management, LLC for acquisition fees. These fees are for performing due diligence on properties acquired in an I.R.C Section 721 exchange, and are paid on 3% of the purchase price up to a maximum of $300,000 per individual property in 2010 and 2009 and $150,000 per individual property in 2008.

During 2010, INREIT expensed $397,299 of the amount paid to INREIT Management, LLC as acquisition expenses on the statement of operations. INREIT capitalized $397,299 as a financing coordination fee for arranging and coordinating ongoing financing on ten properties acquired in 2010. It also capitalized $143,244 for the acquisition of a multifamily projected for which construction was completed in August of 2010.

During 2009, INREIT expensed $543,874 of the total amount paid to INREIT Management, LLC as acquisition expenses on the statement of operations. INREIT capitalized $543,874 as a financing coordination fee for arranging and coordinating the ongoing financing of seven properties acquired in 2009. It also capitalized $248,100 for the acquisition of a senior living project for which construction was completed in November of 2009.

During 2008, INREIT capitalized all of the acquisition fees paid to INREIT Management, LLC as allowed for under the accounting standards in effect at that time.

As of December 31, 2010, INREIT owed $172,537 to INREIT Management, LLC for acquisition fees. During 2010, INREIT paid $302,718 to INREIT Management, LLC for disposition fees on three properties that we sold during the year. There were no disposition fees paid in 2009.”

Note 20 — Business Combinations and Disposals

Comment 13.
In your response to comment 57 you indicate the fair value of the partnership units issued as consideration were determined annually by your board of directors. Generally for securities not publicly traded in an active market, fair value would be determined based on contemporaneous equity transactions with third parties or, absent other objective measures of fair value, management should have considered the fair value hierarchy as described in ASC 820-10-35. Please advise us how an annual valuation by the board of directors meets those criteria. In addition, disclose the per share value ascribed to the securities issued.

Response 13.
The fair value is established at a level that the Trust’s board believes attracts potential market participants to facilitate a transaction. When determining the unit price, the board considers ASC 820-10-35-10, specifically the highest and best use of the asset in-exchange that provides maximum value to market participants principally on a standalone basis. Although the transaction price for partnership units issued is determined periodically by the Trust’s Board of Trustees, there were various transactions that occurred between the Trust and unrelated entities at prices established annually by the board. The Trust believes these transactions demonstrate that unrelated market participants believe that the established price is the highest and best use of the assets exchanged.

The disclosure to the financial statements will be revised in the next amendment with respect to the Form 10 to include the per share value as requested.

Comment 14.
We have reviewed your response to comment 58 and remain unclear how you determined a gain should have been recognized. It appears the consideration given in these transactions equals the fair value of the net assets received. Please advise.

Securities and Exchange Commission
May 23, 2011

Response 14.
The Trust has reviewed its previous response to Comment 58 and determined that it had omitted and mistitled the “consideration given” line in the table. The below table corrects the purchase price allocation for each property acquired that resulted in a bargain purchase:

	Stonybrook
	Apartments	Walgreens
	(Nebraska)	(Louisiana)

Land	$1,439,242	$1,090,000
Furniture	553,200
Buildings	7,647,558	2,465,730

Total Property and Equipment (appraised and fair value)	9,640,000	3,555,730

In Place Leases	—	313,179
Unfavorable Lease Terms	—	(80,644)
Mortgages Assumed	(6,058,632)	(2,569,193)

Fair value of assets acquired and liabilities assumed	$3,581,368	$1,219,072

Consideration given	(3,161,368)	767,337

Bargain purchase recognized	420,000	451,735

Comment 15.	Further to our previous comment, your response only addresses acquisitions in 2009. Please clarify what drove the gain on bargain purchase recorded in 2010.

Response 15.
Consistent with properties acquired that resulted in bargain purchases in 2009, one property acquired in 2010 also resulted in a bargain purchase. As required by paragraph ASC 805-30-25-2, the Trust re-assessed all the identified assets acquired and liabilities assumed and compared to the consideration transferred. Upon reassessment, the fair value of such assets and liabilities exceeded consideration and the Trust recognized a gain in earnings on the acquisition date. As was the case for its two 2009 acquisitions (noted in Response to Comment 14 above), during the time of its 2010 acquisition, market conditions were such that it believed the purchase was made from companies that were experiencing a level of financial distress. The purchase was made from an unrelated party and the Trust’s purchase price allocation is included in the table below:

Walgreens
(Mississippi)

Land	$1,280,000
Buildings	2,951,941

Total Property and Equipment (appraised and fair value)	4,231,941

In Place Leases	335,865
Unfavorable Lease Terms	(57,806)
Mortgage Assumed	(2,477,849)

Fair value of assets acquired and liabilities assumed	$2,032,151

Consideration given	1,423,651

Bargain purchase recognized	608,500

Securities and Exchange Commission
May 23, 2011

The Trust plans on filing Amendment No. 2 to the Form 10 to reflect the above referenced changes at a future date to address all comments the Staff may raise with respect to the Form 10.

If you have any questions in connection with the filing, please contact the undersigned at (612) 604-6713.
Very truly yours,
WINTHROP & WEINSTINE, P.A.
/s/ Joy S. Newborg

Joy S. Newborg

In responding to the Staff’s comments in the above response letter dated May 23, 2011, and in the previously filed response letter dated April 25, 2011, the Trust acknowledges that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

INREIT Real Estate Investment Trust
By: /s/ Kenneth P. Regan

Name: Kenneth P. Regan
Title: Chief Executive Officer
JSN/aks
cc:

Exhibit A
Reconciliation of Net Income Attributable to INREIT Real Estate Investment Trust to Funds from Operations

	2010			2009			2008
		Weighted	Per		Weighted	Per		Weighted	Per
		Avg Shares	Share and		Avg Shares	Share and		Avg Shares	Share and
	Amount	and Units(1)	Unit(2)	Amount	and Units(1)	Unit(2)	Amount	and Units(1)	Unit(2)
Net Income attributable to INREIT Real Estate Investment Trust	$1,872,274	3,190,716	$0.59	$1,358,287	2,659,825	$0.51	$1,051,713	2,322,468	$0.45

Add back:
Noncontrolling Interest — OPU	5,761,202	9,919,608		4,992,712	9,771,241		2,991,080	6,766,626
Depreciation & Amortization	9,243,310			7,717,817			5,021,384

Subtract:
Gains on Asset Sales	(2,640,216)			(1,390,517)			(344,646)

Funds from Operations (FFO)	$14,236,570	13,110,324	$1.09	$12,678,299	12,431,066	$1.02	$8,719,531	9,089,094	$0.96

(1)	UPREIT Units of the Operating Partnership are exchangeable for shares of beneficial interest on a one-for-one basis.

(2)	Net Income is calculated on a per share basis. FFO is calculated on a per share and unit basis.